October 4, 2019

Via EDGAR

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549 – 3561

Re:	DIRTT Environmental Solutions Ltd.

Registration Statement on Form 10

File No. 001-39061

Ladies and Gentlemen:

On behalf of DIRTT Environmental Solutions Ltd. (the “Company”), and pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form 10 (File No. 001-39061) be accelerated to 4:00 p.m., Washington, D.C. time, on October 8, 2019, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

DIRTT Environmental Solutions Ltd.

By:	/s/ Nandini Somayaji
Name:	Nandini Somayaji
Title:	Associate General Counsel and Assistant Corporate Secretary